Exhibit 99.2

Form of Proxy Card

RADVIEW SOFTWARE LTD.

PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 20, 2012
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Annual and Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

Certain  items  require  an  indication  of  "Personal  Interest"  (as  defined  under  the  Israeli Companies Law) in the resolution. Unless indicated otherwise, by signing this Proxy, the undersigned  hereby  explicitly  certifies  that  it  has  no  "Personal  Interest"  in  the  applicable item.

For  information  regarding  the  definition  of  "Personal  Interest",  see  the  "Vote  Required" section in Proposal 2 of the Proxy Statement

(Continued and to be signed on the reverse side.)

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

RADVIEW SOFTWARE LTD.

December 20, 2012

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i Please detach along perforated line and mail in the envelope provided. i

20330203020300000000 9	122012

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
					FOR	AGAINST	ABSTAIN
1.	Proposal to elect the following persons to the Company's Board of Directors, each to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.		2.	Proposal to ratify and approve a discretionary convertible credit facility arrangemen between Fortissimo and the Company, as described in the Proxy Statement.	☐	☐	☐
					YES	NO
		NOMINEES:	DO YOU HAVE A PERSONAL INTEREST IN THE ABOVE PROPOSAL TWO		☐	☐
☐ ☐ ☐	FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below)	m Yochai Hacohen m Eli Blatt m Amira Paz
					FOR	AGAINST	ABSTAIN
			3.	Proposal to ratify and approve an amendment to the Convertible Loan Agreement by and among Fortissimo and certain other lenders and the Company, as described in the Proxy Statement.	☐	☐	☐

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●					YES	NO
			DO YOU HAVE A PERSONAL INTEREST IN THE ABOVE PROPOSAL SEVEN		☐	☐
					FOR	AGAINST	ABSTAIN
			4.	Proposal to ratify and approve the selection of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.